Company Report Update
Analyst: Robert Sassoon • rsassoon@alphasituations.com

January 27, 2022
Industry: Industrial Green Technology



ZEUS MOTOR, INC

INNOVATIVE GREEN TECH COMPANY PLUGGED INTO EXPONENTIAL GROWTH

COMPANY SUMMARY

ZEUS Motor Inc. (ZMI or ZEUS) designs, develops, and sells highly efficient permanent magnet motors, known as the ZEUS Motor™ using a platform that is readily adapted to a range of power outputs. The Company seeks more efficient power use and to help developing nations grow sustainably. The ZEUS Motor™ offers very high efficiency, small size, robustness, and is potentially less expensive to manufacture than conventional motors. ZEUS is currently targeting OEMs that use motors in their products. OEMs account for 60% of new motor sales.

KEY STATISTICS

Inception Date	2009
Funding-to-Date	$10 MN
Addressable Market Size	$150 BN
Est. DCF Based Equity Value	$242 MN
Projected "Revenue" (10 Yrs)	$583 MN
Funding Sought	$5MN

INVESTMENT HIGHLIGHTS

Leveraging the wide-ranging benefits of its proprietary design, ZEUS's flagship permanent magnet motor is primed to disrupt a $150BN industry. The Company is on the cusp of broad commercialization via OEM sales and licensing.

Following ten years of development and $10MN in expenses, the Company's ZEUS Motor™ may be the most efficient, smallest, lightweight, and robust performing motor of its kind available. This highly efficient motor is aimed at OEMs whose products include industrial motors for fans, compressors, pumps, conveyors, etc., and traction motors for vehicles.

COMPANY INFORMATION
ZEUS Motor Inc
9500 W. 49th Ave., Unit A-103
Wheat Ridge CO 80033
zeusmotor.com
info@zeusmotor.com

Independent tests demonstrated the ZEUS Motor™ is the first to achieve an IE7e motor efficiency standard. This reduces the electricity required, creating a "sustainability" offering.

Led by a strong leadership team, ZMI is poised to generate $580MN in annual revenues and deliver $115MN in EBITDA by 2031. Our projections conservatively assume that ZMI will capture a potentially understated <4% of the Industrial Motor market over the next 10 years.

Utilizing a 35% discount rate, we arrive at DCF based Equity Value for ZMI of $242MN which should substantially rise as the Company achieves its objectives. Moreover, ZMI could attract a lucrative takeover offer as "the cleanest energy is the energy not used". This fundamental fact places ZMI squarely in the clean energy space which is currently in great demand.

COMPANY OVERVIEW



In A Nutshell

Tracing its roots to 2009, ZEUS Motor Inc. (ZMI) is set to migrate from the R&D phase towards commercialization in 2022. The Company's initial business model had centered upon the Firm as a manufacturer and producer, but ZMI has revised its approach to focus on engineering design and licensing/sales to the top 300 OEMs, which account for one-third of the purchase, utilization and application of electric motors.

This updated and upgraded model leverages the Company's core design capabilities, reduces capital investment, broadens ZMI's reach, promotes scalability, and enables the introduction of new products at an accelerated rate. This model is tried and true in the tech industry, notably the chip segment and can even result in higher than typical industrial technology valuations.

Armed with this new approach, we categorize ZMI as a technology company that is a rare and highly scalable pure play "green industrial technology" engineering and OEM sales company that develops products aimed at reducing carbon emissions. The Company's flagship offering is a highly efficient permanent magnet (PM) motor, known as the ZEUS Motor™ which uses a platform that is readily adapted to a range of power outputs. Moreover, one of the Company's technology and corporate objectives is to develop its platform to offer greater power use efficiency to enable developing nations to grow sustainably.

According to an IEA study, 46% of all electricity generated worldwide is used to power electric motors, while the IEC (International Electrotechnical Commission) indicate that 53% of the global electricity use runs through motors. IEA industry estimates suggest that the global market for 1-500hp (horsepower) motors runs at 40MN new units annually. This figure represents a sizeable $150BN market, of which OEMs account for the majority of sales. These motors can be also used as generators and thereby open the door to other markets such as distributed power generation and wind turbines.

After investing ~$10MN in R&D over the past ten years, ZMI has developed a product and platform that is potentially disruptive in numerous major markets. On the industrial (stationary) motor side these include motors for fans, compressors, pumps, conveyors, material processors. On the traction (mobile) motor side, these include motors for stop/start delivery vehicles, motor bikes (India), and heavy trucks and buses.

The ZEUS Motor™ is a high performance electric motor for use by OEMs in industrial and other applications. The technology is a proof-of-concept that has demonstrated, in rigorous independent testing, significant performance, efficiency, with price and size advantages over induction motors and other permanent magnet motors available today. The Company believes that a broad implementation of its offerings will lead to a reduction in power use, a reduction in emissions, and will help developing countries to grow sustainably through the use of high efficiency motors.

The Company has put in place contract manufacturing arrangements for rotors, stators, and final assembly which lends itself to significant cost advantages for ZMI as does its licensing strategy. Separately, the Company has been granted 7 patents for its motors with more patents expected to be granted this year. It plans to file additional patent applications in 2022, both in the US and other countries. As a design, sales engineering and licensing company, IP is critical to ZEUS's success and it appears that ZMI's applications are strong.

The bottom line? ZMI is now in the final stages of preparation for commercialization of the ZEUS Motor™. Amid strong interest in the Company's products from numerous prospective OEM customers which account for 60% of new motor sales, ZMI has recently launched a $5MN fund-raising exercise which if successful, will enable it to begin a commercialization roll-out in the second half of 2022. We believe that ZMI's ZEUS Motor™ prospective commercialization is well positioned to capture measurable market share in the industrial and commercial OEM markets over the coming years.

THE MARKET OPPORTUNITY


Global greenhouse gas emissions by sector
This is shown for the year 2016 – global greenhouse gas emissions were 49.4 billion tonnes CO_2eq.
Our World in Data
Iron and steel (7.2%)
Chemical & petrochemical 3.6%
Food & tobacco (1%)
Paper & pulp (0.6%)
Machinery (0.5%)
Energy use in Industry (24.2%)
Other industry 10.6%
Livestock & manure (5.8%)
Agricultural soils 4.1%
Rice cultivation 1.3%
Crop burning 3.5%
Deforestation 2.2%
Cropland 1.4%
Landfills 1.9%
Wastewater (1.3%)
Chemicals 2.2%
Cement 3%
Energy in Agriculture & Fishing (1.7%)
Fugitive emissions from energy production 5.8%
Unallocated fuel combustion 7.8%
Agriculture, Forestry & Land Use 18.4%
Waste 3.2%
Industry 5.2%
Energy 73.2%
Transport (16.2%)
Road Transport 11.9%
Aviation 1.9%
Shipping 1.7%
Energy use in buildings (17.5%)
Commercial (6.6%)
Residential buildings (10.9%)
OurWorldinData.org – Research and data to make progress against the world's largest problems.
Source: Climate Watch, the World Resources Institute (2020).
Licensed under CC-BY by the author Hannah Ritchie (2020).

Source: Data from Climate Watch

The Fight Against Carbon Emissions

At the UN conference on Sustainable Development Goals in Paris, December 2015, 196 countries committed to transforming their development trajectories towards sustainability and called for limiting global warming to well below 2°C – ideally 1.5°C – above pre-industrial levels. To meet these goals, global carbon dioxide emissions need to be reduced by 45 per cent by 2030 from 2010 levels, and reach net-zero emissions by 2050. But, greenhouse gas concentrations reached new highs in 2020, with globally averaged mole fractions of CO2 exceeding 410 parts per million. According to Climate Watch (based on 2016 data), the largest contributor to greenhouse gas emissions is the energy sector, accounting for about three quarters of total global emissions, led by electricity and heat generation, transportation, and manufacturing and construction.

It is estimated that nearly half of the world's energy consumption is consumed by motors, which are essentially the workhorses of our daily lives. There are an estimated 300MN motors in the world providing us with a massive array of services, from running in heating, cooling, and ventilation of buildings, to running lifts and escalators, to running industrial machines, and from large commercial vehicles to smaller passenger vehicles and small appliances.

Thus, the fastest way to accomplish the reduction of emissions, is by mandating the use of high efficiency motors, similar to the US's strategy which also provides incentives or rebates for the replacement of old, low efficiency motors with high efficiency ones. For example, there are certain US and EU standards of efficiency for motors. These range from IE1 through IE5, with IE1 serving as a "Standard" efficiency measure (84%) and IE5 designated as "Ultra Premium"

(94.8% for a 15hp motor). Importantly, demos have shown that ZMI's motor can demonstrate what are to the best of our knowledge incomparable efficiency at rates that are not only meeting, but exceeding the IE5 level and reaching IE7 equivalency. As the first to offer this degree of efficiency, an extremely efficient motor, ZMI can claim a significant advantage over Induction Motor manufacturers, who are currently predominant in the Industrial Motors market, as well as other Permanent Magnet Motor manufacturers.

To this end, ZMI's will initial target the markets where it has the biggest advantages: Industrial Motors and Traction Motors

Industrial Motors

The industrial (stationary) electric motor industry is a huge market with a myriad of industrial and commercial applications and uses, although they are primarily used for power generation. In fact, according to an IEA study, 46% of all electricity generated worldwide is used to power electric motors. The market opportunity even at the small motor level (10-30hp) with an installed base of 64MN and the sale of 7MN new units annually, an $18BN industry, of which OEMs account for $10BN. These small motors are used to operate fans, pumps, compressors, conveyors, etc., and those with greater horsepower can be used for distributed power generation and wind turbines, among others.

IEA industry estimates suggest that the global market for 1-500hp (horsepower) motors numbering 40MN new units annually. This figure represents a $150BN market, of which OEMs account for the majority of sales. The installed base (i.e., potential replacement market) is estimated to be 290MN units, which excludes annual deployment growth of new units. Interestingly, one-third of this base is found in the EU. These motors can be also used as generators thereby opening the door to other markets such as distributed power generation and wind turbines.

Interestingly, the market for industrial motors is dominated by induction motors, or IM's, which are typically considered "conventional" motors. In fact, over 95% of all motors used in industry today are IM's, yet they are constructed and operated based on the basic design first invented by Nikola Tesla in the 1880s. In recent years, permanent magnet motors, or PMs have been introduced, reflecting the drive for higher efficiency. PM motors are nearly always more efficient that IM's, smaller in size, lighter in weight. Their development has been enabled by the development of high energy rare earth magnets, and by the development of VFDs. VFD's, or variable frequency drives, control the motor's speed and torque by varying motor input frequency and voltage.

Motor Markets- medium size motors 1 to 500 HP

					2020			
Country	Date of Data	Motor Stock	% Domestic Electricity	Annual Sales Units	Estimated growth/yr	Motor Stock	Sales Units	Sales $(USD)
USA	2003	24 million	38.4%	1.5 million	2.5%	36 million	2.3 million	$8 billion
China	2006	35.6 million	54.0%	6.2 million	5.0%	70 million	12 million	$34 billion
EU 25	2007	89 million	46.3%	10.4 million	1.5%	110 million	12.5 million	$50 billion
World	2009	230 million	53.0%	30 million	2.5%	300 million	40 million	$150 billion

Note: Data in columns 2 though 5 are from the International Energy Agency: Energy-Efficiency Policy Issues for Motor Driven Systems, Tables 12, 14, 15, & 18

Source: ZEUS MOTOR (derived from IEA Report)

Despite their broad use and deployment, IM's are not available for purchase on a custom-basis, i.e., OEMs usually cannot order special IMs of that are of different dimensions or carry different characteristics, which is considered a negative in many circles. Moreover, PM motors offer other, significant advantages over IMs.

ZEUS will customize its motors for OEMs. Moreover, PM motors are always more efficient than induction motors as they have permanent magnets on the rotor, not induction coils that cause significantly greater losses. IMs have slowly improved over the years and have now reached a point where there is little room for further improvement. On top of this, the IM manufacturing industry has promulgated standard dimensions so that each manufacturer's motor can be substituted for another's. These standards have made IMs generic, large, and heavy… and compared to modern PM motors, inefficient. The industry has a massive investment in the status quo and is not aggressively seeking to replace its conventional IMs.

The ZEUS Motor™ has competition from several other PM motors types, but in every case the ZEUS Motor™ is smaller, more robust, and can demonstrate greater efficiency. Importantly, it is projected to be less expensive when economies of scale are achieved.

Traction Motors

The market for traction (mobile) motors used in vehicles is a new market that is growing very rapidly. Whereas industrial motors are rated by the power they can put out continuously without overheating, traction motors are rated by the peak power that they can put out for 30 seconds while a vehicle is passing another vehicle that is travelling too slow for the driver of the passing vehicle.

For example, a stationary conventional induction motor when rated for continuous power might put out 125 hp; the same motor when used in a mobile application would typically put out peak power that is double, i.e., 250 hp. A 125 hp continuous ZEUS motor on the other hand, because of its superior thermal system, can put out peak power that is four times its continuous power rating, i.e, 500 hp peak. This is accomplished by using over-sized Permanent Magnets in the ZEUS Motor that do not demagnetize when four times the current is applied to the motor, and is due also to the superior cooling system resulting from complete encapsulation of the ZEUS Motor's coils (electromagnets). So a ZEUS traction motor is typically half the size of other traction motors.

It is difficult to accurately estimate the market for electric traction motors as it is so new and very fast growing. An estimated 75MN vehicles are sold around the world every year, so it may be reasonable to assume that at least half of all new vehicles will have electric traction motors within the next 20 years. This translates into a 37MN annual motor market. ZMI is projecting that it sells ~19,000 ZEUS traction motors by year 10. We think this is a conservative estimate, with strong prospect of being exceeded.

THE ZEUS APPROACH

ZEUS Motor Inc has developed an innovative, proprietary design for its soon-to-be commercialized, diverse, electric motor platform and products. These offerings represent unrivalled efficiency, robust performance, small size, and low production cost make it primed to serve as a disruptive force. Thus, management believes it will emerge as the preferred and most efficient electric motor by OEMs that incorporate motors for a variety of applications in their end products.

The ZEUS Motor™

ZEUS MOTOR' flagship has four key advantages over conventional motors:

- **Efficiency:** ZEUS Motor™ is believed to be the most efficient general-purpose motor ever developed, and the first to reach and exceed the newly proposed "IE5 Ultra Premium" efficiency standards—and is equivalent to what would be an IE7 should that standard ever be proposed and adopted.
- **Size:** It is very small, a fraction of the size of conventional motors.
- **Robust:** ZEUS Motor™ is very robust and dependable, important properties for industrial motors that are expected to operate non-stop at full power for many years.
- **Cost:** Since the motor utilizes less than half the material used in conventional motors, with just 23 distinct parts, it is expected to become the least expensive motor on the market when in full production and economies of scale have been achieved.

In May 2016, ZMI sent its 15 HP motor for testing to Advanced Energy (AE), a leading motor testing company based in Raleigh, NC. AE was the first independent certified lab in the US. The motor was run at full speed and load until it was thermally stable and then its efficiency was measured: 95.5%. AE then performed a second test so that results could be compared with those of conventional IM's. Results of that test demonstrate that the motor's efficiency was measured at 96.4%. This is well above the efficiency of a NEMA Premium/IE3 15 HP motor (92.4%), or the proposed IE5/Ultra Premium (94.8%). It should be noted that the average worldwide efficiency for a motor is only 84%. Thus, switching to a high efficiency motor such as the ZEUS Motor™ (95.5% efficient) offers a meaningful energy cost savings and reduced emissions as less electricity generation is required.

In other tests of the ZEUS Motor™, the product has also demonstrated:

- 4.5% greater efficiency at full power output (full load at rated speed); up to 20% at full load but low speed
- At 15hp, the product is one-fourth the volume of IMs
- Products not at risk of demagnetization by EM currents or heat
- Electromagnets encapsulated and so cannot be contaminated
- No mechanical cooling system to break down on the 15, 20, and 25hp motors



The Zeus Motor - Source: ZEUS Motor, Inc

Product Suite

Management has expanded the design of its proposed motor line greatly as the Company plans to supply General Purpose (GP) motors 1-250 hp (1800 and 3600 rpm) along with a line of specialty motors (explosion proof, line-start, etc.) and traction motors for vehicles with power outputs of 125, 250, 500, and 1000 hp. Two major reasons for this shift are that; 1) top-tier OEMs have approached ZMI regarding designing motors into their product lines, and 2) the world is targeting to cut fossil fuel emissions and is rapidly substituting clean electric motors for dirty fossil fuel burning internal combustion motors.

ZEUS Motor™ Models

ZEUS Motor Frame Modularity

Driver and inverter changes allow same frame to serve as multiple products. Can produce 27 different motor models with 4 frame sizes, plus additional explosion-proof models with little to no modification necessary.

Versatility due to over-sized permanent magnets that rarely, if ever, demagnetize, so motor can go through incredible AMP range (13"∅ 250 AMP-1400 AMP), enabling it to serve as both industrial and traction motors.


Motor Frames
13"∅
130 lbs
16"∅
275 lbs
18"∅
414 lbs
20"∅
618 lbs
Industrial Motors
15 HP
20 HP
25 HP
30 HP
40 cont. HP
50 HP
60 HP
75 HP
100 cont. HP
125 HP
150 cont. HP
175 HP
200 HP
250 cont. HP
sold at two speeds: 1500/1800 & 3000/3600 rpm
*explosion-proof models available with little to no modification necessary
Traction Motors
100 HP
125 HP
150 HP
200 peak HP
250 HP
300 HP
400 HP
500 peak HP
600 HP
700 peak HP
800 HP
900 HP
1000 peak HP

Source: ZEUS Motor, Inc

The Upgraded Business Model

Management has developed a multi-pronged approach in its goal to become the number one engineering design and sales/license company to OEMs. Since OEMs account for 60% of new motor sales, management is courting the top 300 OEMs to incorporate ZMI designed products into fans, compressors, pumps, conveyors, material processors, and others. This group represents one-third of the world market.

For its own inhouse sales, ZMI has arranged with [redacted] to contract manufacture the rotors at its plant in China, and with [redacted] to contract manufacture the stators and do final assembly at their plant in Mexico. Both serve large Fortune 500 companies, and both have appropriate certifications (ISO etc.). This relationship relieves the burden of production and operating costs, capital expenditures and fosters tremendous scalability in terms of number of product sizes from 15-1000 hp (for varying applications) and the quantity produced.

Already, ZMI has attracted interested from some of the most important OEMs in the space and we believe that this "hit list" (dominated by HVAC firms) represents key potential initial customers that may incorporate the ZMI motors into their offerings. These include:

- [redacted] (fans)
- [redacted] (fans)
- [redacted] (pumps)

It is apparent that HVAC OEMs may serve as low hanging fruit for ZMI. However, we should also note that other revenue streams offer great potential. For example, management has been in discussions with several major OEMs regarding a licensing arrangement and has been requested to supply demonstration motors. For example, [redacted], which purchased [redacted] motor business and [redacted] compressor business, and also owns [redacted], has discussed entering into a licensing arrangement with ZMI. A [redacted] has also entered prospective licensing discussions.

Licensing agreements may take longer than outright OEM integration sales in this space, and the initial sales cycle could take up to a year. Selling to an OEM is a high-level technical sale in which ZMI engages with the prospect's corporate HQ lab and meets with the top engineers, who begin several months of test of a motor in their labs. If successful in the lab and field, following negotiations, an OEM will build the motor into their product line. To date, ZMI has met with [redacted] and management is optimistic given the number of tests that have been performed and strategic partner discussions.

International Sales

The Company plans to employ an aggressive international strategy that will allow ZMI to "blitzscale", i.e., go global quickly, aided in part by the fact that the motors are so light-weight that they can be air-freighted anywhere in the world in two days or in some cases, overnight. These motors qualify for Amazon Prime service as they weigh, when packaged, less than 150lbs.The first purchase order from this channel could occur in 2H 2022. ZMI is also in discussions with several key international groups to set up locally-owned motor assembly operations and to serve their home and regional markets.

International markets, particularly emerging markets will be important targets for ZMI given the high efficiency and sustainability of the Company's PM motors. Moreover, it is estimated that 75% of the industry growth could come from developing markets. In fact, ZMI is developing a product for developing nations with a built-in VFD, which makes it less complex, comes at a lower sticker price, and is cheaper than to operate than IM's.

ZMI has developed an international strategy to set up companies outside of the US that are majority-owned by local investors (50.1% owned locally, 49.9% by ZMI) and that will assemble the motors in country, will supply motors to the host country and the surrounding region, and that will engage at the local level to promote high efficiency motors. This positions the company to be the first to offer IE5/Ultra Premium and IE7-equivalent efficient motors. ZMI will supply the local company with the subcomponents for assembly. The purpose of this strategy is to:

- Acknowledge growing protectionism and nationalism around the world, and utilize the free trade agreements that the host country is a party to
- Facilitate a blitzscale strategy of fast introduction worldwide
- Build political connections in the host country to encourage the host country to mandate the use of high efficiency motors (to honor their UN commitment to reduce emissions)
- Facilitate fundraising for both the local company and for ZMI.

Out of the Box Revenue Stream

The Company plans to engage ESCOs (Energy Saving Companies) that run Supply and Share programs with owners of multiple commercial and/or industrial facilities. In this scenario, the ESCO would provide an IE7 ZEUS Motor to owners of multiple commercial facilities free of charge in exchange for a share of the energy cost savings. This is a concept that has become popular around the world and could generate revenue that nearly goes directly to the operating line.

ZMI plans to target facilities using old, inefficient motors (less than 84%) that run continuously. These facilities would be large buildings in major cities and power HVAC, elevators, compressors, fans water pumps etc., and use the Company's SmartMotor and IoT connectivity to measure savings.

ZMI LEADERSHIP TEAM



Source: *Green Waste Energy*

The ZMI leadership group is comprised of a remarkable team of business, technology, and financial leaders for a company just beginning commercialization and serves as a testament to the value of the Company's underlying proprietary technology and its overall prospects. Below is a snapshot of the Company's Board of Managers along with its management team, some of whom are identified and committed to the roles but are not yet named.

ZMI's BOARD OF DIRECTORS AND EXECUTIVE LEADERSHIP

Graham Eves, Chairman, Board Member. A partner in Evesco and until recently a director of AB Dynamics plc, he is a director of Haydale Graphene Industries plc, IVapps UK Limited and Viritech Limited. Cambridge University, MA Envesco, Haydale Graphene Industries, AB Dynamics

Tom Hopkins, Founder, CEO. Mr. Hopkins is ZMI's founder, CEO and led the development of the ZEUS Motor™. He has had long and varied engineering and business experience, and has had extensive experience developing products. Before founding ZMI, he was COO of an international consortium, Transport Ventures, focused on the development of a 300 MPH high-speed monorail. He has worked with linear induction motors and has developed vehicle simulation programs. Prior to Transport Ventures, he led the development and commercialization of the AquaCiser underwater treadmill (for therapy, athlete training, and weight reduction) that he built up and then sold to his corporate partner, Ferno Ille.

Hopkins was a board-room consultant, taught the final capstone courses (entrepreneurship and business policy) at the University of Colorado's business school in Boulder and at the in-house management schools of GE and IBM. Hopkins has a BE from the University of Queensland, a M.Eng.Sc from the University of New South Wales, an MBA from the University of Chicago, and he was a Chartered Professional Engineer (Australia) for twenty years.

Hollis Hopkins. Hollis was a civil engineer before pivoting to become a doctor in emergency medicine. He is a Consultant Physician at the Townsville University Hospital, Australia. Northwestern University, BS in Civil Engineering University of Colorado, MD

David Higgs. David is a Board Certified Emergency Medicine Physician with Kaiser Permanente in Sacramento, CA. BA in Biological Psychology from UC Berkeley; MD and Masters of Public Health from the University of Michigan

Simon Humphreys, EU & UK Representative. Simon has 25 years of increasing responsibility in regional and global business. He is a specialist in start-ups and management of multi-disciplined companies, with a focus on commercial exploitation. U of Wales, International Finance & Business

Sanjeev Lowe, India Representative Sanjeev Lowe has 38 years of pan-industry experience, beginning with a large electrical manufacturing firm, Siemens, and more recently with Shell and BP. University of Delhi, MBA

In addition to Tom Hopkins (see above) the Company has identified two key hires for the top executive team who are anticipated will join the team upon completion of the current fund raise.



LOOKING AHEAD

Milestone Targets

The Company is preparing for commercialization with roll-out expected to begin in the second half of 2022 by leveraging its first-mover advantage with the only IE7-equivalent motor available. ZMI will likely target GP Motors for 24/7 continuous operation. It will also target bigger GP Motors where economies of scale are in the Company's favor. ZMI has already achieved key development milestones and is poised to complete additional steps in 2022 and beyond.

2022 / 2023


Close $5MN round
Commercial phase begins
Patent filings, new motor size development

2023


Secure OEM and strategic partnerships
Raise $15MN pre-IPO
IPO on AIM or NASDAQ
Start recording meaningful sales

Source: ZEUS Motor, Inc

Management is set on bringing to fruition its $5M round of crowdfund financing to achieve its commercialization launch and "blitzscale" marketing and deployment. It should be noted that the Company has a balance sheet with little debt save for convertible notes which are expected to convert into equity From inception, management has operated ZMI as a tight ship and we expect that trend and approach will continue going forward. Importantly, given the relatively high margins, the Company should ultimately be able to finance its own growth following its $15M pre-IPO financing and targeted IPO on London's Alternative Investment Market (AIM) or NASDAQ in the next 24-30 months. Given the strong interest by the European investment community and the higher attainable valuations for firms in the clean energy space as is ZMI, we believe an IPO listing on AIM is the more likely of the two.

Financial Projections

ZMI is focussing initially on market segments where it enjoys significant advantages.

- **High Efficiency Motors:** In some market segments, high efficiency is the #1 requirement. Motors are rated by their efficiency: normal efficiency is IE1, high efficiency is IE2, premium efficiency is IE3, and ultra premium is IE4. ZEUS motor is rated IE7 We add "equivalent" as IE7 is not yet an official rating… but we know it would be IE7 by applying the rating system (an IE3 reduces IE2 losses by 20%, an IE4 reduces IE3 losses by 20%, etc). Examples are utility pumps that run 24/7.

- **XP (Explosion Proof) motors:** Operating motors as they heat up forced air out through their bearings, and then when they cool down they suck air back in. That air can be explosive (coal dust, paper dust, oil & gas, etc.) and a motor in such an environment must be XP. A ZEUS Motor's advantage is that its coils are encapsulated, stopping internal sparks, and its internal cavity is just 1/30th the volume of a conventional motor, so any explosion is minor.

- **Traction Motors:** Delivery vans for USPS, UPS, FedEx, etc. are becoming electrified. At full load but slow speed, a ZEUS Motor is up to 20% more efficient than a conventional traction motor. BEVs (Battery Electric Vehicles) return to a stable at night where their battery pack is recharged. Of critical concern is the range of the vehicle and the size of the battery pack needed. By using a ZEUS Motor, a delivery van's range can be increased by 20%, or is battery pack reduced by 20% reducing weight and cost.

- **Amazon Delivered Motors:** Less powerful ZEUS Motors (15, 20, 25 hp) will be distributed through Amazon. They will enjoy PRIME service anywhere in the world that Amazon serves as the motor, fully packaged, weighs less than 150 lbs. No other motor in this power range is light-weight enough to enjoy this advantage.

We assume commercial roll-out begins on July 1, 2022. Below, we set out our 10 year financial projections. The growth in sales over the ten years projected show a typical progression. Sales growth starts slowly in the first three years, in years 4 to 7 it accelerates rapidly, and in years 8 to 10, the growth rate flattens. This is a typical S curve pattern. However, it could prove conservative in the ZMI situation as the essence of the Company is innovative engineering. In fact, ZEUS has a whole list of novel motor concepts that it is working on, any one of which could be really disruptive. In other words, the driver of ZEUS's growth is innovation and the ZEUS team are particularly innovative. So it is conceivable that ZEUS will have an extended period of high growth.

We project 100K inhouse motor sales to OEMs by year 10 (ie., Year 2031) – 81K industrial motors plus 19K traction motors. In addition, we are projecting 400K unit sales through licensing arrangements by 2031 whereby ZMI receives a licensing fee of 1.5% per unit revenue (licensing fees in the energy & environment sector average 8%) where we have assumed the same 81%/19% sales mix in favor of industrial motors. Our projections conservatively assume that ZMI

will capture a 3.7% share of the estimated 11MN worldwide industrial motor sales per year in ZMI's's served power range which is 10 to 250hp and an overall 1% share of the electric motors market by 2031(i.e., Year 10 from the start of its commercialization roll-out).

As indicated above, initial sales of the Company's General Purpose motors will occur in the second half of 2022, Timing and the magnitude of sales are contingent upon the closing of the expected $5MN private offering. We project that in Year 5 or 2026, annual motor unit sales of ~194K (53K inhouse and 141K by licensees). In Year 10, we estimate motor unit sales of 500K (100K inhouse and 400K by licensees). This represents a healthy year-to-year ramp and could be considered aggressive. However, we note that this reflects incorporation of its motors in multiple OEM products, along with licensing.

ZMI can generate ~$12MN in its first full year of commercialization in 2023, with the aid of OEM relationships and a domestic strategic partnership with a major, brand name HVAC provider. Other product sales (XP and SmartMotors) are expected to commence in earnest beginning in the second half of 2023. Given its low cost structure, we anticipate ZMI turning a profit in less than 2 years from commercialization. We see ZMI achieving more than $580MN of revenues by 2031 generating an EBITDA of ~$115MN with margin at 20% and Net Earnings of more than $80MN yielding margin in the mid-teen range. Overall, we believe that our assumptions do not push the envelope in any stretch of the imagination. In other words, we believe that the numbers set out below are not only very achievable, but they can also

ZMI PROJECTIONS & ASSUMPTIONS

Year Ended December	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Avge Sale Price
Unit Projections - Base Case											to OEM
Licensee Unit Sales	0	717	6,866	52,929	140,966	295,202	340,814	373,799	400,000	400,000	
OEM Unit Sales											
Hi Efficiency	18	526	2,631	8,769	21,045	28,060	31,568	33,322	35,075	35,075	$5,323
XP	25	614	2,455	7,366	12,276	17,187	19,642	22,098	24,553	24,553	$9,657
Traction	9	469	1,877	5,630	9,383	14,074	15,951	17,827	18,765	18,765	$4,082
Full-price (Amazon)	9	114	568	1,894	4,546	6,061	6,819	7,576	7,576	7,576	$5,495
Discounted		70	1,052	2,806	5,612	8,418	11,224	12,627	14,030	14,030	$4,082
Total Unit Sales	**61**	**1,793**	**8,583**	**26,464**	**52,862**	**73,800**	**85,203**	**93,450**	**100,000**	**100,000**	**$5,495**
				79,393	193,828	369,002	426,017	467,248	500,000	500,000	

Year Ended December	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Sales To OEMs										
Hi Efficiency	103	2,800	13,652	44,341	103,618	138,158	155,428	164,062	172,697	172,697
XP	261	5,928	23,119	67,578	109,666	153,533	175,466	197,399	219,332	219,332
Traction	42	1,915	7,469	21,833	35,431	53,147	60,233	67,320	70,863	70,863
Full-price	57	687	3,122	10,148	23,730	30,808	34,658	38,509	38,509	38,509
Discounted		315	4,296	11,169	21,765	31,789	42,385	47,683	52,982	52,982
Total Sale To OEMs	**462**	**11,646**	**51,659**	**155,070**	**294,211**	**407,434**	**468,171**	**514,974**	**554,383**	**554,383**
Fees from Licensees	**-**	**594**	**2,635**	**7,909**	**15,005**	**20,779**	**23,877**	**26,264**	**28,274**	**28,274**
Total Revenue	**462**	**12,239**	**54,293**	**162,978**	**309,216**	**428,213**	**492,047**	**541,238**	**582,657**	**582,657**
Total COGs	216	6,672	30,525	91,624	176,642	245,212	282,748	310,451	332,901	332,901
Gross Profit	**246**	**5,567**	**23,768**	**71,354**	**132,574**	**183,002**	**209,300**	**230,787**	**249,756**	**249,756**
Gross Margin	***55.5%***	***45.5%***	***43.8%***	***43.8%***	***42.9%***	***42.7%***	***42.5%***	***42.6%***	***42.9%***	***42.9%***
Total Selling Expense	1,000	2,213	9,299	27,137	50,016	69,264	79,589	87,546	94,245	94,245
% of Revenue	*216.3%*	*18.1%*	*17.1%*	*16.7%*	*16.2%*	*16.2%*	*16.2%*	*16.2%*	*16.2%*	*16.2%*
Total G&A	3,775	3,472	3,919	11,321	21,508	29,791	34,242	37,659	40,528	40,528
% of Revenue	*816%*	*28%*	*7%*	*7%*	*7%*	*7%*	*7%*	*7%*	*7%*	*7%*
EBITDA	**(4,529)**	**(118)**	**10,551**	**32,896**	**61,050**	**83,947**	**95,469**	**105,582**	**114,983**	**114,983**
EBITDA Margin	***-979.6%***	***-1.0%***	***19.4%***	***20.2%***	***19.7%***	***19.6%***	***19.4%***	***19.5%***	***19.7%***	***19.7%***
Depreciation	25	126	455	1,250	2,309	3,182	3,680	4,078	4,424	4,488
EBIT	**(4,554)**	**(244)**	**10,096**	**31,645**	**58,741**	**80,765**	**91,789**	**101,504**	**110,559**	**110,494**
EBIT Margin	***-984.9%***	***-2.0%***	***18.6%***	***19.4%***	***19.0%***	***18.9%***	***18.7%***	***18.8%***	***19.0%***	***19.0%***
Other	-	66	1,149	816	74	(597)	(430)	713	2,300	4,218
EBT	**(4,554)**	**(178)**	**11,245**	**32,461**	**58,815**	**80,168**	**91,359**	**102,217**	**112,859**	**114,712**
EBT Margin	***-985%***	***-1%***	***21%***	***20%***	***19%***	***19%***	***19%***	***19%***	***19%***	***20%***
Taxes @ 28%			(1,824)	(9,089)	(16,468)	(22,447)	(25,580)	(28,621)	(31,601)	(32,119)
Net Earnings	**(4,554)**	**(178)**	**9,422**	**23,372**	**42,347**	**57,721**	**65,778**	**73,596**	**81,259**	**82,593**
Margin	*-985%*	*-1%*	*17%*	*14%*	*14%*	*13%*	*13%*	*14%*	*14%*	*14%*

Source: Marble Arch Research, ZMI

VALUATION

THE DCF APPROACH

We present our Discounted Cash Flow based valuation assessment of ZMI We have applied high discount rates of 35% and calculate a Free Cash Flow Terminal Multiple based on a zero percent long term growth rate.

Our estimated DCF based Equity Value for ZMI is in the $242MN

ZMI Free Cash Flow Assumptions, $'000	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
EBITDA	**(4,529)**	**(118)**	**10,551**	**32,896**	**61,050**	**83,947**	**95,469**	**105,582**	**114,983**	**114,983**
Capex	(173)	(709)	(2,301)	(5,571)	(7,407)	(8,564)	(9,841)	(10,825)	(11,653)	(11,653)
% of Revenue	*-37.4%*	*-5.8%*	*-4.2%*	*-3.4%*	*-2.4%*	*-2.0%*	*-2.0%*	*-2.0%*	*-2.0%*	*-2.0%*
Changes in Net W/C	63	(1,383)	(4,846)	(12,253	(16,346	(12,302	(5,191)	(2,880)	(1,729)	3,277
(Increase)/Decrease in Accounts Receivable	*-38*	*-919*	*-3,289*	*-8,500*	*-11,436*	*-9,306*	*-4,992*	*-3,847*	*-3,239*	*0*
(Incease)/Decrease in Inventory	*-18*	*-531*	*-1,960*	*-5,022*	*-6,988*	*-5,636*	*-3,085*	*-2,277*	*-1,845*	*0*
Prepayments	*-1*	*-18*	*-65*	*-167*	*-233*	*-188*	*-103*	*-76*	*-62*	*0*
Increase/(Decrease) In Accounts Payable	*115*	*-44*	*-13*	*85*	*130*	*105*	*57*	*43*	*36*	*0*
Accruals	*4*	*129*	*481*	*1,351*	*2,182*	*2,722*	*2,932*	*3,277*	*3,381*	*3,277*
% of Revenue	*13.6%*	*-11.3%*	*-8.9%*	*-7.5%*	*-5.3%*	*-2.9%*	*-1.1%*	*-0.5%*	*-0.3%*	*0.6%*
Cash Taxes (28%)			(1,824)	(9,089)	(16,468	(22,447	(25,580	(28,621)	(31,601)	(32,119)
Unlevered Free Cash Flow	**(4,639)**	**(2,210)**	**1,580**	**5,983**	**20,829**	**40,634**	**54,857**	**63,256**	**70,000**	**74,487**

ZMI DCF Valuation Assumptions, $'000		
Discount Rate	**35%**	
LT Growth Rate	**0%**	
EV/FCF Terminal Multiple	**2.9**	**Based On Gordon Growth Model**
PV of FCF	**30,003**	
Terminal Value	**212,820**	
Enterprise Value ($'000)	**242,823**	
Starting Debt	**(666)**	**As at December 31. 2021**
Starting Cash	**54**	**As at December 31. 2021**
ZMI Equity Value	**242,211**	
EV/2025 SALES (X)	**1.5**	
EV/2025 EBITDA (X)	**7.4**	

Source: Marble Arch Research



RISK FACTORS

At the outset, we must realize that ZMI is not attempting to create demand for a new concept. Electric motors are an enormous established market. The biggest risk for start-ups is creating a market, but this is moot for ZMI. ZMI is a promising disruptor in an enormous existing market driven by the push for cleaner energy and the drive to lower carbon emissions. In our view, ZMI's' biggest risks relate to the timing and magnitude of its product sales ramp, both domestically and abroad, given the early stage nature of its sales and penetration cycle with OEMs and potential strategic partners. We believe this risk is largely mitigated and minimized by the obvious operational and efficiency cost/benefit of its ZEUS Motor™ offering. Given the motor's high level of documented performance, we view this risk as low.

There is concern that the future supply of rare earth permanent magnets might be limited or restricted by the Chinese, as was done by them in 2011 (the price was driven up but then quickly collapsed due to new discoveries of rare earths and substitutes). The pricing of rare earths, the key ingredient of the ZEUS Motor™'s permanent magnets, has been surprisingly stable in real terms for the last decade. That is not expected to change as rare earths are everywhere, they are not rare. The Chinese are now committed to an orderly market. Therefore, we would deem this risk as low.

An unrelated risk is the timing of securing foreign strategic partners may be delayed as could the establishment of local, on-the-ground sales/operations/final assembly relationships and facilities. Funding risks, while low in our view, could also occur. Finally, competition from new entrants or existing motor manufacturers with similar or better efficacy could prompt changes or delays in achieving its objectives, though we deem it unlikely given the Company's many years of R&D lead time and the significant barriers to entry a new entrant would face. An aggressive response by established manufacturers is expected; the Company is mitigating this risk by seeking strategic partners that are major, established companies. Nonetheless, these are all typical future concerns.

The bottom line is that the Company's market is enormous and the advantages of its motor are significant, yet our base case projects unit sales in Year 5 (2026) that represent a market share of less than 1%.



CONCLUSION

Leveraging the wide-ranging benefits of its proprietary design, ZMI's flagship permanent magnet motor is primed to disrupt a $150 billion industry. The Company is on the cusp of broad commercialization via OEM and licensing sales. Following ten years of development and $10M in expenses, the Company's ZEUS Motor™ may be the most efficient, smallest, lightweight, and robust performing motor of its kind available. The highly efficient and customizable offering is geared for OEMs whose products include motors such as fans, compressors, pumps, conveyors, etc.

Independent tests demonstrated the ZEUS Motor™ is the first to achieve an IE7e efficiency rating. This puts it squarely in the clean energy segment as "the cleanest energy is the energy not used". Utilizing two valuation methods, we arrive at a DCF based equity value of $242MN which should dramatically rise as the Company achieves its objectives. Moreover, ZMI could emerge as a takeover target by OEM integration or licensing/strategic partners, including the companies listed above, as meaningful sales are recorded.

SENIOR ANALYST: ROBERT SASSOON

Robert Sassoon has been an equity analyst for more than two decades focusing primarily on global special situations. Robert has worked in research for several large sell-side institutions in London, Hong Kong and New York, including Credit Suisse, Natwest Capital Markets and Societe Generale. In 2017, Robert founded AlphaSituations, an independent idea-generating special situations investment research service, joining forces with Marble Arch Research in 2019 to head the research team responsible for producing and delivering comprehensive institutional quality research on early stage/emerging publicly traded and privately owned companies with the goal of telling an underappreciated or unknown story to relevant investors.

Robert has developed a uniquely broad and deep knowledge base of multiple industries and global perspective and in recognition of his institutional quality research and excellent track record of service to clients, has received citations and achieved top 5 rankings in various analyst surveys. Robert holds an MSc in Economics from the London School of Economics and Political Science, and has held Finra licenses, Series 7, 63, 86, 87 and 24.

Analyst Certification

I, Robert Sassoon, hereby certify that the view expressed in this research report accurately reflects my personal views about the subject securities and issuers. I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the recommendations or views expressed in this research report.

Disclaimer

This research report was prepared for informational purposes only.

Marble Arch Research, Inc. produces sponsored research reports on publicly traded and privately held companies. ***Marble Arch Research, Inc.*** was compensated by the Company in the amount of $11,500 for research and related services. All information contained in this report was provided by the Company via its business plan, press releases or its website, or through our own due diligence. Our analysts are responsible only to the public, and are paid in advance to eliminate pecuniary interests, retain editorial control, and ensure independence. Analysts are compensated on a per report basis and not on the basis of his/her recommendations.

The information used and statements of fact made have been obtained from sources considered reliable but we neither guarantee nor represent the completeness or accuracy. ***Marble Arch Research, Inc.*** did not make an independent investigation or inquiry as to the accuracy of any information provided by the Company, or other firms. ***Marble Arch Research, Inc.*** relied solely upon information provided by the Company through its business plan, press releases, presentations, and through its own internal due diligence for accuracy and completeness. Such information and the opinions expressed are subject to change without notice. A ***Marble Arch Research, Inc.*** report or note is not intended as an offering, recommendation, or a solicitation of an offer to buy or sell the securities mentioned or discussed.

This report does not take into account the investment objectives, financial situation, or particular needs of any particular person. This report does not provide all information material to an investor's decision about whether or not to make any investment. Any discussion of risks in this presentation is not a disclosure of all risks or a complete discussion of the risks mentioned. Neither ***Marble Arch Research, Inc.***, nor its parent, is registered as a securities broker-dealer or an investment adviser with FINRA, the U.S. Securities and Exchange Commission or with any state securities regulatory authority.

ALL INFORMATION IN THIS REPORT IS PROVIDED "AS IS" WITHOUT WARRANTIES, EXPRESSED OR IMPLIED, OR REPRESENTATIONS OF ANY KIND. TO THE FULLEST EXTENT PERMISSIBLE UNDER APPLICABLE LAW, MARBLE ARCH RESEARCH INC. WILL NOT BE LIABLE FOR THE QUALITY, ACCURACY, COMPLETENESS, RELIABILITY OR TIMELINESS OF THIS INFORMATION, OR FOR ANY DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, SPECIAL OR PUNITIVE DAMAGES THAT MAY ARISE OUT OF THE USE OF THIS INFORMATION BY YOU OR ANYONE ELSE (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, LOSS OF OPPORTUNITIES, TRADING LOSSES, AND DAMAGES THAT MAY RESULT FROM ANY INACCURACY OR INCOMPLETENESS OF THIS INFORMATION). TO THE FULLEST EXTENT PERMITTED BY LAW, MARBLE ARCH RESEARCH INC. WILL NOT BE LIABLE TO YOU OR ANYONE ELSE UNDER ANY TORT, CONTRACT, NEGLIGENCE, STRICT LIABILITY, PRODUCTS LIABILITY, OR OTHER THEORY WITH RESPECT TO THIS PRESENTATION OF INFORMATION.

Michael J. Price - Founder, Managing Director
mp@marblearchusa.com • (404) 449.3309

Robert Sassoon - Managing Director, Research
rsassoon@alphasituations.com • (516) 668.3632

MARBLE ARCH
RESEARCH, INC.